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                            September 9, 2022

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed August 29,
2022
                                                            File No. 333-265730

       Dear Mr. Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed August 29,
2022

       General

   1. We note your additional disclosure in response to prior comment 1. We note that the cover page now contains
the following statements: "Hence, the legal and operational risks associated with
operating in the PRC are unlikely to have an impact on the Company's operations in Hong
Kong. Despite the foregoing, the legal and operational risks of operating in China also
apply to businesses operating in Hong Kong and Macau." Please reconcile these two
contradictory statements and conform your disclosure throughout your prospectus as needed.
 Pui Lung Ho
WANG & LEE GROUP, Inc.
September 9, 2022
Page 2
2.    Please update your discussion of the Holding Foreign Companies
Accountable
      Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight
      Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory
      Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNamePui Lung Ho
                                                         Division of
Corporation Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                         Office of Real Estate
& Construction
September 9, 2022 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName